CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS HEULIEZBUS MAGIRUS FPT

Q1 2014 Results Review May 8 th , 2014 Exhibit 99.4

Safe Harbor Statement
Q1 ‘14 Results Review
Certain statements contained in this earnings release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”,
“anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes;
development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels;
labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain.
Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.
The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. SEC, the AFM and CONSOB
May 8 , 2014
th

Accounting standards, reporting currency and segment realignment
Q1 ‘14 Results Review
Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollars as the reporting currency. In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and
Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment,
Commercial Vehicles, Powertrain and Financial Services). Prior period results, prepared in euro and in accordance with IFRS, have been consistently recast. A summary outlining the Company’s transition to U.S. GAAP and U.S. dollar as the reporting currency is available on the Company’s website
www.cnhindustrial.com.
May 8 , 2014
th

Q1 ’14 Highlights
Q1 ‘14 Results Review
Consolidated
Industrial Activities
Net Sales at $7.2bn down 0.6% (up 1.3% on a constant currency basis)
Operating Profit at $412mn down 2.1% (up 3.3% on a constant currency basis) with margin at 5.7%
Net Industrial Debt at $4bn
Net Industrial Cash Flow at negative $1.8bn
Revenues at $7.5bn in line with last year
Net Income at
$101mn;
Net income before restructuring and other exceptional items was $177mn down $8mn vs. last year
EPS at
$0.07;
EPS before restructuring and other exceptional items at $0.13
Available Liquidity at $8.1bn (inclusive of $2.3bn in undrawn committed facilities)
Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated
May 8 , 2014
th

Q1 ’14
From operating profit to net income
($mn)
Q1 ‘14 Results Review
Q1 2014 Q1 2013
Industrial Activities Operating profit 412 421 (9)
Financial Services Operating profit 134 141 (7)
Elimination & Other (80) (80)
Operating Profit 466 482 (16)
Restructuring expenses (12) (9) (3)
Interest expenses of Industrial Activities, net of interest income and eliminations (141) (112) (29)
Other, net (94) (97) 3
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates
219 264 (45)
Income taxes (143) (138) (5)
Equity in income of unconsolidated subsidiaries and affiliates 25 25 -
Net Income 101 151 (50)
Net Income attributable to non-controlling interest 1 40 (39)
Net Income attributable to CNH Industrial N.V. 100 111 (11)
EPS (basic) 0.07 0.09 (0.02)
EPS (diluted) 0.07 0.09 (0.02)
May 8 , 2014
th

Q1 ’14
Performance by Industrial Activities
Net Sales at $3.7bn down 6% (down 3.9% on a constant currency basis) as a result of decreased volumes primarily in LATAM and
APAC regions and less favourable product mix
Operating Profit at $464mn with margin at 12.5%, up 0.6 p.p.
Net Sales at $774mn up 2.7% (up 8.1% on a constant currency basis)
as industry unit demand increased in every region except LATAM;
worldwide light equipment up 6% and heavy up 9%
Operating Profit at $3mn  vs. a loss of $26mn last year with margin at 0.4%
Q1 ‘14 Results Review
Net Sales at $1.2bn, up 23.3% (up 19.7% on a constant currency basis), primarily on higher volumes
Operating Profit at $34mn up $20mn with margin at 2.8%
OPERATING
PROFIT
($MN)
NET
SALES
($MN)
-0.9%
468 464
(26)
3
(28)
(70)
421
412
n.m.
-2.1%
14
34
2.4x
(7)
(19)
-2.5x
-6.0%
3,944
3,706
754
774
2,321
2,308
7,257 7,213
2.7%
-0.6%
974
1,201
23.3%
(736)
(776)
-0.6%
Q1 2013 Q1 2014
Agricultural
Equipment
Agricultural
Equipment
Construction
Equipment
Construction
Equipment
Commercial
Vehicles
Commercial
Vehicles
Powertrain
Powertrain
Adjustment  &
Eliminations
Other  &
Eliminations
Industrial Activities
Industrial Activities
May 8 , 2014
th
Net Sales at $2.3bn, down 0.6% (up 0.3% on a constant currency basis), as positive performance in Trucks & Bus in EMEA and APAC was offset by a significant decline in demand in Brazil and in manufacturing activities in
Venezuela  and unfavorable calendarization of activity in parts and specialty vehicles
Operating loss of $70mn vs. loss of  $28mn last year; margin at (3.0%)

Q1 ’14
Industrial Activities Net Sales & Operating Profit
*
- Growth Composition
Q1 ‘14 Results Review
2,321
754
3,944
974
2,329
815
3,790
1,166
2,308
774
3,706
1,201
7,213 7,354
421
1.3%
-1.9%
(*) Including  Other Activities, Unallocated Items &  Adjustment & Eliminations
97
(141)
NET
SALES
($MN)
OPERATING
PROFIT
($MN)
7,257
435
412
Industrial Activities
3.3%
-5.3%
14
(23)
5.8%
5.9%
5.7%
Agricultural Equipment Commercial Vehicles Powertrain Construction Equipment
May 8 , 2014
th
Q1 '13 Organic Growth Q1 '14 @ constant currency FX impact Q1 '14 as reported
Q1 '13 Organic Growth Q1 '14 @ constant currency FX impact Q1 '14 as reported

8 Q1 ’14 Cash Flow – Change in Net Industrial Debt Q1 ‘14 Results Review May 8 , 2014 th

Q1 ’14
Net Industrial Debt trend
Q1 ‘14 Results Review
NET
INDUSTRIAL
DEBT
Change in
Working
Capital
Q1 ’14 VS. Q1 ’13  CHANGE
IN
WORKING
CAPITAL
Higher working capital absorption mainly due to
•
Capex timing reflected on lower payables
•
LATAM slow down in demand across all segments
(0.4)
Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14
Q1 '13 Q1 '14
TYPICAL
WORKING CAPITAL DYNAMICS
Change in Working Capital is a major driver of quarter to
quarter changes in Net Industrial Debt within the yearly
cadence
•
Q1:
•
Agricultural Equipment seasonality typically drives cash
absorption on the back of inventory build to support spring and summer selling seasons
•
Reversal effect of Q4 strong cash generation due to Commercial
Vehicles concentration of sales and download of Q4 payables
May 8 , 2014
th
($MN)
($BN)

Q1 ’14
Financial Services performance
Q1 ‘14 Results Review
KEY
HIGHLIGHTS
Retail Originations at $2.3bn down $156mn vs. Q1 ’13  mainly due to reduced Agricultural Equipment volumes
Managed Portfolio
**
at $27.8bn (of which Retail 65% and Wholesale
35%) up $0.9bn vs. December end (of which Retail up $0.6bn and
Wholesale up $0.3bn)
•
Delinquencies on-book over 30 days of 5.0% down 0.6 p.p. vs. Q1 ’13
Q1 ’14 Profitability ratios
•
Gross Margin / Average Assets On-Book = 3.8%
•
RoA
*
= 2.0%
59
86
Net income of $86mn, up $27mn due to a higher average value of the portfolio offset by SG&A increases associated with new
activities launched in EMEA and LATAM to support Commercial
Vehicles. Q1 2013 results were negatively affected by dissolution cost net of taxes related to the JV with the Barclays group for
$25mn
•
Managed portfolio
**
up ~$2.7bn vs. Q1 ’13
+46%
(*) RoA defined as: PBT  / average managed assets annualized; (**) Including  JVs
Q1 '13 Q1 '14
NET
INCOME
($MN)
May 8 , 2014
th

11 Appendix

Q1 ’14 – Agricultural Equipment
Operating Profit Variance
Q1 ‘14 Results Review
KEY
HIGHLIGHTS
Operating profit was $464mn for the quarter and operating margin was 0.6 p.p. higher at 12.5%, with net price realization, and improved industrial performance offsetting negative volume and mix
468
(87)
121
(5)
1
(9)
(25)
464
Pricing
Volume & Mix
FX Translation
11.9%
12.5%
Q1 '13 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other Q1' 14
OPERATING
PROFIT
VARIANCE
($MN)
May 8 , 2014
th

Q1 ’14 – Agricultural Equipment
Industry Volumes & Outlook (% Change y-o-y)
Q1 ‘14 Results Review
NAFTA
40 hp
40 hp
EMEA
LATAM
APAC
Worldwide
Q1 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
Q1 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
Flat to 5%
Flat to 5%
Flat to 5%
Flat
(5%) to Flat
(5%) to (10%)
Flat to 5%
(10%) to (15%)
(15%) to (20%)
(5%) to (10%)
(~20%)
(10%) to (15%)
Worldwide Agricultural Equipment market share was lower for tractors and combines, mainly due to the expected timing impact from the transition to Tier 4B final in major markets
3%
4%
11%
(1%)
(5%)
(24%)
7%
(8%)
(7%)
13%
(22%)
(20%)
May 8 , 2014
th

Q1 ’14 – Construction Equipment
Operating Profit Variance
Q1 ‘14 Results Review
KEY
HIGHLIGHTS
Operating profit of $3mn compared to a $26mn loss for Q1 ’13, as a result of favorable volume and mix mainly in heavy equipment, as well as continued price discipline  and positive contribution from containment actions on structural costs; margin at 0.4% up 3.8 p.p.
vs. last year
($MN)
(26)
11
8
2
5
11
(8)
3
FX Translation Volume & Mix
Pricing
SG&A
(3.4%)
0.4%
Q1 '13 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other Q1' 14
OPERATING
PROFIT
VARIANCE
May 8 , 2014
th

Q1 ’14 – Construction Equipment
Industry Volumes & Outlook (% Change y-o-y)
Q1 ‘14 Results Review
NAFTA
EMEA
LATAM
APAC
Worldwide
Q1 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
Q1 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
6%
8%
16%
(23%)
2%
Flat to 5%
~5%
5% to 10%
(15%) to (20%)
Flat to 5%
9%
10%
7%
(4%)
11%
Flat to 5%
5% to 10%
Flat to 5%
(~5%)
Flat to 5%
Worldwide CE market share was largely unchanged, with gains continuing in LATAM
May 8 , 2014
th

Q1 ’14 – Commercial Vehicles
Operating Profit Variance
Q1 ‘14 Results Review
KEY
HIGHLIGHTS
Operating loss of $70mn compared with a loss of $28mn for Q1 ’13, as a result of negative market mix related to a significant slowdown of activity in LATAM affecting volume and manufacturing operations, an
d transitional costs with the launch of the new Daily and Euro VI bus product line-up. In addition, price realization under-recovered negative foreign exchange impacts in emerging market currencies
(mainly in Brazil, Turkey and Russia).  EMEA performance in truck and bus was flat if compared with Q1 ’13, notwithstanding a slow Q1 ’14 after the strong finish last year due to the pre-buy in advance of Euro
VI introduction
($MN)
(28)
(36)
(12)
8
2
(3)
(1)
(70)
In April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela effective immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials
EMEA Manufacturing efficiency
APAC Pricing
LATAM Volume / Pricing /
Manufacturing
Launch costs
R&D
(1.2%)
(3.0%)
Q1 '13
Volume /
Mix Pricing, net Prod. Cost SG&A R&D Other Q1 '14
OPERATING
PROFIT
VARIANCE
May 8 , 2014
th

Q1 ’14 – Commercial Vehicles
Industry Volumes & Outlook (% Change y-o-y)
Q1 ‘14 Results Review
EMEA
1
LATAM
2
APAC
3
+8.1%
(11.6%)
(2.2%)
Flat / +5%
(15%)
(5%) / Flat
Market share in EMEA at 11.3% Flat vs. last year; LATAM at 11.9% up 1.7 p.p.; APAC at 2.0% up 0.4 p.p.
Q1 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
1 2 3
: Reflects aggregate for key markets where Group competes
EMEA:
Europe (27 countries reflecting key market where the segment competes);
LATAM:
Brazil,
Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand
China (Iveco present with  JVs) Q1 ‘14 market share at 4.5% down 0.7 p.p.; Q1 ’14 Industry up 8.7%
May 8 , 2014
th

Q1 ’14 – Commercial Vehicles
Units Sold & Orders
Q1 ‘14 Results Review
EMEA
1
LATAM
2
APAC
3
9%
(28%)
24%
9%
(30%)
(21%)
Deliveries
change vs. prior year
Orders
change vs. prior year
Q1 ’14 Book to Bill at 1.26 vs. 1.33 last year
KEY
HIGHLIGHTS
Total deliveries at 27.8k vehicles, up 2% vs. last year
•
Trucks volumes  by segment:
•
Light up 6.1% on favorable TIV
•
Medium down 6.5% as a consequence of pre-buy in H2 ’13
•
Heavy up 3.7% due to pre-buy deliveries of Euro V vehicles plus Euro
VI orders
Total orders at 35.1k units, down 3% vs. last year
•
EMEA at 26k units; LATAM at 6k units; APAC at 3k units
1 2 3
: Reflects aggregate for key markets where Group competes
EMEA: 28 member countries of the European Union, EFTA, Ukraine, Balkans, African continent, and Middle East
(excluding Turkey);
LATAM:
Brazil, Argentina and Venezuela;
APAC:
Russia, Turkey, South East Asia, Australia, New Zealand
World Wide
2%
(3%)
May 8 , 2014
th

Q1 ’14 – Powertrain
Units Sold (% change y-o-y)
Q1 ‘14 Results Review
ENGINES
GEARBOXES
AXLES
+28%
+10%
+6%
Units Sold
change vs. prior year
Volumes up across business segments for both captive and third parties
KEY
HIGHLIGHTS
Units sold trend by business line
•
Engines up 28% to 157k units (25% to Commercial Vehicles, 27%
to Agricultural Equipment and 4% to Construction Equipment,
while  remaining 44% to external customers)
•
Gearboxes up 10% to 17k units and Axles up 6% to 40k units
May 8 , 2014
th

Q1 ’14
Industrial Activities - Capex breakdown
Q1 ‘14 Results Review
BY
CATEGORY
BY
SEGMENT
184
-23%
Delta % y-o-y
142
TOTAL
CAPEX
($MN)
41%
30%
29%
New Products & Technology
Maintenance & Other
Industrial Capacity Expansion &
LT Investments
50%
6%
35%
9%
Agricultural Equipment
Construction Equipment
Commercial Vehicles
Powertrain
Q1 2013 Q1 2014
May 8 , 2014
th

REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (US GAAP) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment 3,706 (238) 3,706 (238) 442 (4) 464 (4) 11.9% 12.5%
Construction Equipment 774 20 774 20 1 29 3 29 0.1% 0.4%
Commercial Vehicles 2,354 (9) 2,308 (13) (74) (51) (70) (42) (3.1%) (3.0%)
Powertrain 1,205 228 1,201 227 30 15 34 20 2.5% 2.8%
Other Activities, Unallocated Items, Adj. & Elim. (776) (40) (776) (40) (19) (12) (19) (12)
Industrial Activities 7,263 (39) 7,213 (44) 380 (23) 412 (9) 5.2% 5.7%
Financial Services 509 18 440 23 130 (5) 134 (7) 25.5% 30.5%
Eliminations (128) 7 (113) 10 (80) -
Company 7,644 (14) 7,540 (11) 510 (28) 466 (16) 6.7% 6.2%
21
Q1 ’14
Results highlights (IFRS $ & US GAAP $) – delta with previous year
Q1 ‘14 Results Review
NET PROFIT EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 145 (37) 100 (11) 0.11 (0.04) 0.07 (0.02)
Attributable to non-controlling interest 1 (43) 1 (39)
Company 146 (80) 101 (50)
May 8 , 2014
th
($MN)
($MN)

Q1 ’14
Operating Profit US GAAP to Trading Profit IFRS - Reconciliation
Q1 ‘14 Results Review
The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS:
First Quarter
2014
% of
Net Sales
2013
% of
Net Sales
US GAAP - Industrial Operating Profit 412 5.7% 421 5.8%
Development costs, net
60
63
Reclassification of Interest compensation (86) (79)
Other Adjustments & Reclassifications, net
(6)
(2)
Total Adjustments & Reclassifications (32)
(18)
IFRS - Industrial Trading Profit 380 5.2% 403 5.5%
May 8 , 2014
th
($MN)

Q1 ’14
Net Income / (Loss) US GAAP to Profit / ( Loss) under IFRS - Reconciliation
Q1 ‘14 Results Review
The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS:
First Quarter
2014 EPS 2013 EPS
Net Income attributable to CNH Industrial N.V. 100 0.07 111 0.09
Plus: Net Income attributable to non-controlling interest 1 40
Net Income in accordance with US GAAP 101 151
Development costs, net 60 63
Others, net (13) 12
Taxes (2) -
Total adjustment 45 75
Profit/(loss) in accordance with IFRS 146 226
Less: Profit/(Loss) attributable to non-controlling interest 1 44
Profit/(Loss) attributable to CNH Industrial N.V. 145 0.11 182 0.15
May 8 , 2014
th
($MN)

Q1 ’14
Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP)
Q1 ‘14 Results Review
First Quarter
2014 2013
Net Income 101 151
Restructuring expenses, net of  tax 12 9
Other exceptional items, net of tax 64 25
Net Income before restructuring and other exceptional items 177 185
Net Income before restructuring and other exceptional items attributable to
CNH Industrial N.V.
176 145
Weighted average shares outstanding 1,353 1,223
Basic EPS before restructuring and exceptional items 0.13 0.12
($MN)
May 8 , 2014
th

Q1 ’14
Total Equity – US GAAP to IFRS Reconciliation
Q1 ‘14 Results Review
March 31,  2014 December 31, 2013
Total Equity in accordance with US GAAP 5,081 4,955
(a) Development costs, net 2,925 2,862
(b) Goodwill and other intangible assets (126) (130)
(c) Defined benefit plans (41) (29)
(d) Restructuring provision (23) (6)
(e) Other adjustments (7) (15)
(f) Tax impact on adjustments (796) (773)
(g) Deferred tax assets and tax contingencies recognition 814 798
Total adjustment 2,746 2,707
Total Equity in accordance with IFRS 7,827 7,662
($MN)
May 8 , 2014
th

Industry drivers
Q1 ‘14 Results Review
Mar-13 Mar-14
% change
vs. Mar. 13
SOYBEANS $536 $522 -2.6%
CORN $309 $222 -28.1%
WHEAT $310 $324 4.5%
Source:  IHS Global Insight April 2014;  Commodity spot as per CME Group
2011 2012 2013 F Y-o-Y (12/13) 2014 F 2015 F 2016 F
Net Farm Income - USD billion
IHS Global Insight 118.0 113.8 130.0 14.2% 102.0        106.7         105.3
USDA - Aug. 2012 118.0 113.8 130.5 14.7% 95.8
Gross Domestic Product Growth - YoY % Change
World 3.1% 2.6% 2.5% 3.0% 3.5% 3.8%
North America 2.0% 2.7% 1.8% 2.4% 3.0% 3.4%
Europe 2.0% -0.1% 0.4% 1.6% 1.9% 2.1%
Commonwealth of Ind. States 4.6% 3.4% 2.0% 1.4% 2.4% 3.5%
Asia (less Japan) 6.8% 5.8% 5.8% 5.9% 6.2% 6.2%
Latin America 4.1% 2.4% 2.8% 2.1% 2.9% 3.6%
$536
$522
$309
$222
$310
$324
$0
$200
$400
$600
$800
SOYBEANS
CORN
WHEAT
May 8 , 2014
th

Q1 ’14
Cash Flow – Change in Net Industrial Debt
Q1 ‘14 Results Review
(US$/mn) Q1 2014 Q1 2013
Net  Debt of Industrial Activities at the beginning of period (2,214) (1,961)
Net income 101 151
Amortization and depreciation (*) 175 172
Change  in provision   and similar, and item related to assets sold under buy-back commitments and asset under operating lease
63 131
Change in working capital (2,011) (1,629)
Investments  in property, plant and equipment and intangible assets (*) (142) (184)
Other changes 20 28
Net Industrial cash flow (1,794) (1,331)
Capital increases, dividends 1 0
Currency translation differences (17) 95
Change in Net debt of Industrial Activities (1,810) (1,236)
Net Debt of Industrial Activities at the end of period (4,024) (3,197)
(*) Excluding Vehicle Buyback and operating lease
May 8 , 2014
th

Q1 ’14
Industrial Activities Cash Provided (used) by Working Capital
Q1 ‘14 Results Review
Balance as of
December 31,
2013
Effect of
Currency
Translation and
non-cash
Transactions
Balance as of
March 31,
2014
Cash Provided
(Used) by
Working Capital
Trade receivables and financing receivables related to sales, net 1,395 (1) 1,344 50
Inventories, net 7,314 37 8,476 (1,125)
Trade payables 7,162 - 6,689 (473)
Other assets (liabilities), net (777) (73) (387) (463)
Industrial Activities cash provided (used) by WC 770 (37) 2,744 (2,011)
($MN)
May 8 , 2014
th

Q1 ’14
Balance Sheet (March 31
st
, 2014)
Q1 ‘14 Results Review
Industrial
Financial
Services
Industrial
Financial
Services
10.1 5.0
Debt Maturities ¹
11.5 5.2
5.1 2.0 Bank Debt 5.1 2.1
4.8 2.9 Capital Market 6.2 3.1
0.2 0.1 Other Debt 0.2 0.1
0.0 14.7
Securitization and Sale of
Receivables (on book)
0.0 14.6
0.0 11.7 ABS / Securitization 0.0 11.5
0.0 0.7 Warehouse Facilities 0.0 0.9
0.0 2.2 Sale of Receivables 0.0 2.2
0.0 0.0
Adjust. for Hedge Accounting on
Fin. Payables
0.0 0.0
(3.9) 3.9
Intersegment Net Financial
Payables / (Receivables)
(3.2) 3.2
6.3 23.6 Gross Debt 8.3 23.0
(4.0) (2.5) Cash & Mkt Securities (4.2) (1.6)
(0.0) (0.0) Derivatives Fair Value (0.0) (0.0)
2.2 21.1 Net Debt 4.0 21.4
GROSS
DEBT
COMPANY
LIQUIDITY
&
MATURITY
PROFILE
Undrawn M/T Committed Lines
Bank Debt
Capital Market
Cash
Other
Available
Liquidity ($bn)
$8.1
$2.2
$3.8
$3.2
$3.0
$2.7
$1.9
As of
03/31/2014
9M 2014 2015 2016 2017 Beyond 2018
Debt Maturity Schedule¹ ($bn)
1
Represents cash maturities of debt maturities as of 03/31/2014
2
Of which $0.8bn ABS related &Restricted Cash
Strong available liquidity at $8.1bn up $1.7bn vs. Q1 ’13
•
$5.9bn of cash ²
•
$2.3bn undrawn under medium-term committed unsecured
credit lines
•
€1bn bond ($1.4bn equivalent) issued in March 2014 at an
annual fixed rate of 2.75%. The notes are due March 2019
DECEMBER
31, 2013
MARCH
31, 2014
May 8 , 2014
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Q1 ’14
Debt Maturity Schedule - Breakdown
Q1 ‘14 Results Review
Outstanding
March 31, 2014
Next 9 M 2015 2016 2017 2018 Beyond
7.2 Bank Debt 2.0 1.3 2.2 1.0 0.4 0.4
9.3 Capital Market 0.1 2.5 0.9 2.0 2.3 1.4
0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1
16.7
Total Debt Maturities ¹
2.2 3.8 3.2 3.0 2.7 1.9
(5.9) Cash & Marketable Securities
(0.8) of which ABS related
(2.3) Undrawn committed credit lines
(8.1) Total Available Liquidity
Note: Numbers may not add due to rounding
1
Represents cash maturities of debt maturities as of 03/31/2014
May 8 , 2014
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($BN)

Geographic Information
Q1 ‘14 Results Review
May 8 , 2014
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Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as
NAFTA: United States, Canada and Mexico
LATAM: Central and South America, and the Caribbean Islands
APAC: Continental Asia (including Turkey), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine)
EMEA: 28  member  countries  of  the  European  Union, EFTA, Ukraine, Balkans, African continent, and Middle East (excluding Turkey)
Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of
Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in
Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported.
For Commercial Vehicles regions are defined for both market share and TIV as: Europe (27 countries reflecting key market where the segment competes); LATAM (Brazil,
Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand)
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures
Q1 ‘14 Results Review
May 8 , 2014
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CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS.
CNH Industrial non-GAAP financial measures are defined as follows:
Operating Profit under US GAAP
Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of
Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.
Trading Profit under IFRS
Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments. Trading
Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling  interests.
Net income (loss) before restructuring and exceptional items
Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial
Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Working Capital
Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net
Constant Currency Basis
CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Investor Relations Team
Federico Donati – Head of Investor Relations Europe +39 (011) 00 - 62756
Noah Weiss – Head of Investor Relations North America   +1 (630) 887 - 3745
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com
33
Contacts
Q1 ‘14 Results Review
May 8 , 2014
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